SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. 1*)

                       B.O.S. BETTER ONLINE SOLUTIONS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                    Ordinary
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M20115107
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                            Catalyst Investments L.P.
                              3 Daniel Frish street
                              Tel-Aviv ISRAEL 64731
                           Telephone: 972 (3) 695-0666
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)


                                  June 30, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. M20115107               SCHEDULE 13D                 Page 2 of 9 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CATALYST INVESTMENTS L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          AF
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  -0-
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                1,499,275
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             -0-
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           1,499,275

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,499,275
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          22.91%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. M20115107               SCHEDULE 13D                 Page 3 of 9 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CATALYST FUND L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  -0-
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                758,184
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             -0-
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           758,184

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          758,184
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.58%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. M20115107               SCHEDULE 13D                 Page 4 of 9 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CATALYST FUND II L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  -0-
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                507,954
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             -0-
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           507,954

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          507,954
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.76%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

-------------------                                            -----------------
CUSIP No. M20115107               SCHEDULE 13D                 Page 5 of 9 Pages
-------------------                                            -----------------
--------------------------------------------------------------------------------
     1    NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          CATALYST FUND III L.P.
--------------------------------------------------------------------------------
     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                     (a) |X|
                                                                     (b) |_|
--------------------------------------------------------------------------------
     3    SEC USE ONLY

--------------------------------------------------------------------------------
     4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
--------------------------------------------------------------------------------
     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                  |_|
--------------------------------------------------------------------------------
     6    CITIZENSHIP OR PLACE OF ORGANIZATION

          ISRAEL
--------------------------------------------------------------------------------

 NUMBER OF           7    SOLE VOTING POWER                  -0-
  SHARES        ----------------------------------------------------------------
BENEFICIALLY         8    SHARED VOTING POWER                233,137
  OWNED BY      ----------------------------------------------------------------
   EACH              9    SOLE DISPOSITIVE POWER             -0-
 REPORTING      ----------------------------------------------------------------
PERSON WITH         10    SHARED DISPOSITIVE POWER           233,137

--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          233,137 SHARES
--------------------------------------------------------------------------------
    12    CHECK IF THE AGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (SEE INSTRUCTIONS)                              |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          3.56%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          PN
--------------------------------------------------------------------------------

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D amends certain information set forth in the Schedule 13D filed by Catalyst Investments L.P. ("Catalyst Investments"), Catalyst Fund L.P. ("Catalyst Fund"), Catalyst Fund II L.P. ("Catalyst Fund II") and Catalyst Fund III L.P. ("Catalyst Fund III", and together with Catalyst Investments, Catalyst Fund and Catalyst Fund II, collectively referred to as the "Reporting Persons") on May 19, 2003 (the "Initial 13D") with respect to ownership of the ordinary shares of B.O.S. Better Online Solutions Ltd.

     Except as set forth in this Amendment No. 1 (or where otherwise inapplicable), all information included in the Initial 13D is incorporated herein by reference. On May 29, 2003, the Company effected a one-for-four reverse stock split. All share numbers herein reflect this reverse stock split.

ITEM 1.   SECURITIES AND ISSUER
          ---------------------

     The class of equity securities to which this statement relates is the ordinary shares nominal value of 4.00 NIS (New Israeli Shekels) ("Ordinary Shares"), of B.O.S. Better Online Solutions Ltd. ("Issuer"), an Israeli corporation, whose principal executive offices are located at Beit Rabin, Teradion Industrial Park, Misgav 20179 Israel. The Issuer develops and markets innovative product that improve enterprise communications and operations. Its activities are focused in three domains: communication products, connectivity products and software utilities.

ITEM 2.   IDENTITY AND BACKGROUND
          -----------------------

     Catalyst Investments business address is 3 Daniel Frish St. Tel-Aviv Israel 64731. Catalyst Investments is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Investments is to act as the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III.

     Catalyst Fund's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund is making investments. The general partner of Catalyst Fund is Catalyst Investments.

     Catalyst Fund II's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund II is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund II is making investments. The general partner of Catalyst Fund II is Catalyst Investments.

     Catalyst Fund III's business address is 3 Daniel Frish St., Tel-Aviv Israel 64731. Catalyst Fund III is a limited partnership organized and existing under the laws of Israel. The principal business of Catalyst Fund III is making investments. The general partner of Catalyst Fund III is Catalyst Investments.

     None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining them from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

     On June 30, 2005, the Reporting Persons purchased 345,000 Ordinary Shares from the Issuer in consideration for $793,500. In connection with such purchase, the Reporting Persons were granted warrants to purchase up to 207,000 Ordinary Shares of the Issuer (the "Warrants"), exercisable for three years from their date of issuance. The exercise price under the Warrants is $2.50 per Ordinary Share during the first year from issuance, increasing to $2.75 per Ordinary Share and $3.03 per Ordinary Share, on the first and second anniversaries of issuance, respectively.

     All of said Ordinary Shares and Warrants are registered in the name of Catalyst Investments and held by Catalyst Investments on behalf of: (i) Catalyst Fund - 174,467 Ordinary Shares and 104,680 Warrants; (ii) Catalyst Fund II - 116,886 Ordinary Shares and 70,132 Warrants; and Catalyst Fund III - 53,647 Ordinary Shares and 32,188 Warrants.

ITEM 4.   PURPOSE OF TRANSACTION
          ----------------------

     The Reporting Persons have acquired the securities for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power, respectively.

     Each of the Reporting Persons may further purchase, trade, lend, vote, dispose or otherwise deal in the securities at times and in such manner, including in the market or in private transactions, as they deem advisable in pursuit of such investment purposes to benefit from temporary changes in the market price of such securities, including changes resulting from actual or perceived developments in the Issuer's operations, business strategy or prospects, management, or from the sale or merger of the Issuer, or its subsidiaries. To evaluate such alternatives, the Reporting Persons will perform ongoing analysis of the Issuer's operations, prospects, business development, management, competitive and strategic position, capital structure, and prevailing market conditions, as well as alternative investment opportunities, and may periodically discuss such matters with the Issuer's management or directors, other shareholders, industry analysts, investment and financing professionals, existing or potential strategic partners, acquirors or competitors, sources of credit or investment banking firms. Such factors, analysis and discussions may result in the Reporting Persons' modifying their ownership of the securities, exchanging information with the Issuer or other persons pursuant to appropriate confidentiality or similar agreements and in compliance with applicable law, or holding discussions with third parties or with management in which the Reporting Persons may suggest or take a position with respect to potential changes in the Issuer's operations, management, board of directors, charter or by-laws, governance or capital structure as a means of enhancing shareholder value. Such matters may relate to one or more of the actions described in this Item 4, including, without limitation, the acquisition of other businesses by the Issuer, disposing of certain assets of the Issuer, election of one or more new directors, merger or sale of the Issuer, or adopting or not adopting, certain types of anti-takeover measures.

     The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including subject to applicable law, to (i) hold its securities as a passive investor or as an active investor (whether or not as a member of a "group" with other beneficial owners of securities or otherwise), (ii) acquire beneficial ownership of additional securities in the open market, in privately negotiated transactions or otherwise, (iii) dispose of all or part of its holdings of securities, (iv) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this
Schedule 13D, or (v) change its intention with respect to any or all of the matters referred to in this Item 4.

     Notwithstanding the foregoing, except as discussed above, none of the Reporting Persons have any plans or proposals to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, cause a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, cause any material change in the present capitalization or dividend policy of the Issuer, cause any other material change in the Issuer's business or corporate structure, cause any changes in the Issuer's charter or bylaws or other actions that may impede the acquisition of control of the Issuer by any person, cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to

Section 12(g)(4) of the Securities Exchange Act of 1934, or take any other action similar to any of those enumerated above.

     Two individuals affiliated with the Reporting Persons are currently serving as directors on the Issuer's Board of Directors.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     (a) - (b) Catalyst Fund is the beneficial owner of 653,503 Ordinary Shares of the Issuer and of 104,680 Warrants; such Shares and Warrants represent beneficial ownership of 11.58% of the Ordinary Shares of the Issuer. Catalyst Fund II is the beneficial owner of 437,823 Ordinary Shares of the Issuer and of 70,132 Warrants; such Shares and Warrants represent beneficial ownership of 7.76% of the Ordinary Shares of the Issuer. Catalyst Fund III is the beneficial owner of 200,949 Ordinary Shares of the Issuer and of 32,188 Warrants; such shares and warrant represent beneficial ownership of 3.56% of the Ordinary Shares of the Issuer.

     Catalyst Fund, Catalyst Fund II and Catalyst Fund III invest together, pro rata, in the framework of a venture capital fund, which is managed by Catalyst Investments. The pro-rata allocation among such entities is as follows: Catalyst Fund - 50.57%; Catalyst Fund II - 33.88%; Catalyst Fund III - 15.55%.

     Catalyst Investments, in its capacity of being the sole general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, controls and manages Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Accordingly, Catalyst Investments is the beneficial owner of the shares held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Catalyst Investments, in its capacity as the general partner of Catalyst Fund, Catalyst Fund II and Catalyst Fund III, has the voting and dispositive power over the shares held by Catalyst Fund, Catalyst Fund II and Catalyst Fund III. Catalyst Investments is the registered owner of all 1,292,275 Ordinary Shares and 207,000 Warrants owned by Catalyst Fund, Catalyst Fund II and Catalyst Fund III pursuant to a trust arrangement by and among Catalyst Investments and such beneficial owners. Therefore, Catalyst Investments beneficially owns said Ordinary Shares and Warrants, which represent beneficial ownership of 22.91% of the Issuer's Ordinary Shares.

     (c) On July 14, 2005, the Reporting Persons sold 50,000 Ordinary Shares at an average sale price of $4.35 per Ordinary Share. Shortly thereafter on that day, the Reporting Persons purchased 50,000 Ordinary Shares at the average purchase price of $4.35 per Ordinary Share. These were open market transactions.

     (d)-(e) N/A

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER
          --------------------------------------------

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

     1. Joint Filing Agreement, dated as of May 15, 2003, by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III L.P.*

     2. Trust Agreement dated as of January, 2001 by and among Catalyst Investments L.P., Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III L.P. *

---------------
* Incorporated by reference to the Schedule 13D filed by the Reporting Persons on May 19, 2003.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: August 11, 2005

                                         CATALYST INVESTMENTS L.P.
                                         By its General Partner,
                                           Catalyst Venture Capital Ltd.

                                         /s/ Edouard Cukierman /s/ Avishai Gluck
                                         ---------------------------------------
                                         By: Edouard Cukierman and Avishai Gluck


                                         CATALYST FUND L.P
                                         By its General Partner,
                                           Catalyst Investments L.P.
                                         By its General Partner,
                                           Catalyst Venture Capital Ltd.

                                         /s/ Edouard Cukierman /s/ Avishai Gluck
                                         ---------------------------------------
                                         By: Edouard Cukierman and Avishai Gluck


                                         CATALYST FUND II L.P.
                                         By its General Partner,
                                           Catalyst Investments L.P.
                                         By its General Partner,
                                           Catalyst Venture Capital Ltd.

                                         /s/ Edouard Cukierman /s/ Avishai Gluck
                                         ---------------------------------------
                                         By: Edouard Cukierman and Avishai Gluck


                                         CATALYST FUND III L.P.
                                         By its General Partner,
                                           Catalyst Investments L.P.
                                         By its General Partner,
                                           Catalyst Venture Capital Ltd.

                                         /s/ Edouard Cukierman /s/ Avishai Gluck
                                         ---------------------------------------
                                         By: Edouard Cukierman and Avishai Gluck